Pricing Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-165349 and 333-165349-03

March 9, 2010

SUSQUEHANNA CAPITAL II

$50,000,000 Aggregate Liquidation Amount

11% CUMULATIVE TRUST PREFERRED SECURITIES, SERIES II

Issuer:	Susquehanna Capital II (the “Trust”), a Delaware statutory trust, the sole assets of which will be 11% Junior Subordinated Deferrable Interest Debentures (collectively, the “Subordinated Debentures”) issued by Susquehanna Bancshares, Inc., a Pennsylvania corporation (“Susquehanna”). Susquehanna will own all common securities of the Trust.

Guarantor:	Susquehanna Bancshares, Inc.

Securities Issued to the Public:	11% Cumulative Trust Preferred Securities, Series II (the “Trust Preferred Securities”)

Legal Format:	SEC Registered

Aggregate Liquidation Amount:	$50,000,000

Liquidation Amount:	$1,000 per Trust Preferred Security

Coupon:	Distributions will accrue from March 16, 2010 at the annual rate of 11% payable semi-annually in arrears.

CUSIP/ISIN:	86910QAA8 / US86910QAA85

Expected Ratings:	Moody’s Investors Service: Ba2 Standard & Poor’s: BB-

Settlement Date:	March 16, 2010

Maturity Date:	March 23, 2040

Interest Payment Dates:	Payable semi-annually in arrears on each March 23 and September 23, beginning September 23, 2010, unless those distribution payments are deferred as described below.

Day Count Convention:	The amount of interest payable for any interest period will be computed on the basis of a 360-day year of twelve 30-day months.

Optional Redemption:	At any time on or after March 23, 2015, subject to any required approval of the Federal Reserve (if the redemption occurs prior to the Scheduled Maturity Date), redeemable in whole or in part, at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest to the date of redemption.

Redemption for Capital Treatment Event or a Tax Event:	Subject to any required approval of the Federal Reserve, redeemable in whole but not in part, within 90 days after the occurrence of a “capital treatment event” or a “tax event”, each as defined in the Prospectus Supplement, at a redemption price equal to 100% of the principal amount of the Subordinated Debentures being redeemed, plus accrued and unpaid interest to the date of redemption.

Deferral Provision:	The Trust will defer payments on the Trust Preferred Securities if Susquehanna defers payments on the Subordinated Debentures. Payments may be deferred for one or more consecutive interest periods that do not exceed 5 years without giving rise to an event of default and acceleration under the terms of the Subordinated Debentures or the Trust Preferred Securities. No interest deferral may extend beyond the maturity date or the earlier repayment in full or redemption in full of the Subordinated Debentures. Any deferred payments will accrue additional interest at the then applicable interest rate, compounded on each Interest Payment Date.

Public Offering Price:	100.0%

Underwriting Commissions:	3.0%

Use of Proceeds:	All proceeds from the sale of the Trust Preferred Securities and common securities of the Trust will be used by the Trust to purchase the Subordinated Debentures. Susquehanna expects to use the net proceeds from the sale of the Subordinated Debentures for general corporate purposes. Susquehanna may use a portion of the net proceeds to support future acquisitions, including FDIC-assisted acquisition transactions, or for the redemption of all or a portion of the Series A preferred stock it issued to the U.S. Treasury in December 2008, subject to regulatory approval. Susquehanna does not expect to redeem all of the preferred stock issued to the U.S. Treasury until its non-performing asset generation has stabilized.

Clearance	DTC

Joint Bookrunning Managers	J.P. Morgan Securities Inc.
Keefe, Bruyette & Woods, Inc.

Allocation:	Aggregate Liquidation Amount
J.P. Morgan Securities Inc.	$32,500,000
Keefe, Bruyette & Woods, Inc.	$17,500,000

Total	$50,000,000

The issuer has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 212-834-4533.